SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 4)*

Under the Securities Exchange Act of 1934

CDK Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12508E101
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,991,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,991,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,991,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12508E101	Schedule 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,231,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,231,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,231,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12508E101	Schedule 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,231,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,231,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,231,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 12508E101	Schedule 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott and through Liverpool is approximately $93,144,391.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $198,193,949.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (c) and (e) of the Schedule 13D are hereby amended and restated in its entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 6,222,268 shares of Common Stock constituting approximately 4.7% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 131,606,996 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 24, 2018, as reported in the Issuer's Registration Statement on Form S-3ASR filed with the SEC on May 1, 2018.

As of the date hereof, Elliott beneficially owned, directly and indirectly, 1,991,127 shares of Common Stock, including 847,008 shares of Common Stock through Liverpool, constituting approximately 1.5% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 4,231,141 shares of Common Stock constituting approximately 3.2% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 4,231,141 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.2% of the shares of Common Stock outstanding.

(c) The transactions effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule 1 attached hereto.

(e) June 13, 2018.

CUSIP No. 12508E101	Schedule 13D/A	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Elliott and Elliott International have entered into physically settled short call options (the "Call Options") relating to 80,000 and 170,000 shares of Common Stock, respectively. The Call Options have a strike price of $65.00 and have an expiration date of July 20, 2018. The counterparty to the Call Options is an unaffiliated third party financial institution.

CUSIP No. 12508E101	Schedule 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 15, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 12508E101	Schedule 13D/A	Page 8 of 8 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected Since the Filing of Amendment No. 3

The following transactions were effected directly by Elliott Associates, L.P. in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

06/05/2018	Common Stock	(13,177)	65.39
06/06/2018	Common Stock	(10,112)	65.02
06/08/2018	Common Stock	(135,723)	64.92
06/08/2018	Common Stock	(160,000)	65.06
06/13/2018	Common Stock	(38,612)	65.48

The following transactions were effected by The Liverpool Limited Partnership in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

06/04/2018	Common Stock	(48,000)	65.11
06/07/2018	Common Stock	(4,800)	64.50
06/11/2018	Common Stock	(992)	65.01
06/12/2018	Common Stock	(24,000)	65.36
06/14/2018	Common Stock	(16,000)	65.92
06/15/2018	Common Stock	(29,888)	66.11

The following transactions were effected by Elliott International, L.P. in the shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

06/4/2018	Common Stock	(102,000)	65.11
06/5/2018	Common Stock	(28,002)	65.39
06/6/2018	Common Stock	(21,488)	65.02
06/7/2018	Common Stock	(10,200)	64.50
06/8/2018	Common Stock	(340,000)	65.06
06/8/2018	Common Stock	(288,412)	64.92
06/11/2018	Common Stock	(2,108)	65.01
06/12/2018	Common Stock	(51,000)	65.36
06/13/2018	Common Stock	(82,052)	65.48
06/14/2018	Common Stock	(34,000)	65.92
06/15/2018	Common Stock	(63,512)	66.11